Managed Portfolio Series
c/o U.S. Bancorp Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

April 20, 2022

VIA EDGAR TRANSMISSION

Ms. Holly Hunter-Ceci
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”)
File Nos.: 333-172080 and 811-22525
V-Shares MSCI World ESG Materiality and Carbon Transition ETF (S000076256)

Dear Ms. Hunter-Ceci,

The purpose of this letter is to respond to the comments you provided on April 1, 2022, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 530 to its Registration Statement on Form N-1A (the “Registration Statement”), filed for the purpose of adding the V-Shares MSCI World ESG Materiality and Carbon Transition ETF (the “Fund”) as a series of the Trust. PEA No. 530 was filed with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N‑1A on February 18, 2022. For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

The Trust’s responses to your comments are as follows:

Prospectus

1.On the Cover, please associate a ticker to the EDGAR series and class identifier.

Response: The requested change has been made.

2.Please provide the Staff with a model portfolio identifying each constituent, its index weight, and its country and sector exposure. With respect to top 15 constituents, please briefly explain how each meets the index criteria.
Response: The requested information has been provided to the Staff under separate cover.

3.Please either revise the Fund’s name or its investment strategy disclosure to ensure consistency with Rule 35d-1 requirements. Specifically, if the Fund’s name will not be changing, with respect to the investment strategy disclosure:
i.please disclose how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the World. For example, the Fund could include a policy that under normal market conditions it will invest at least 40% of its assets, unless market conditions are not deemed favorable in which case the Fund would invest at least 30%, in companies organized or located in multiple countries outside the U.S. or doing a substantial amount of business outside the U.S.; and
ii.please disclose that at least 80% of the underlying index constituents are Carbon Transition investments and include the criteria that ties these investments economically to Carbon Transition investments. For example, does the application of the Tilt Score result in companies that derive at least 50% of revenue from, or devote at least 50% of their assets to, Carbon Transition efforts?
Response: The Trust responds by revising this disclosure as follows:
The Fund seeks to track the investment results, before fees and expenses, of the MSCI World ESG Materiality and Carbon Transition Select Index (the “Underlying Index”), which was developed by MSCI Inc. (the “Index Provider” or “MSCI”). V-Square Quantitative Management, LLC (the “Adviser”) uses a “passive” or indexing approach to try to achieve the Fund’s investment objective. Under normal market conditions, the Fund will invest at least 80% of its net assets (plus borrowings for investment purposes) in companies included in the Underlying Index. The Underlying Index is designed to represent the performance of the equity securities of companies in developed markets, including the United States and Canada, assessed to be sector leaders in the global transition to low carbon emissions.
As of the date of this prospectus, the Underlying Index consisted of securities of companies in 23 different countries throughout the world, including the United States and Canada. The Underlying Index includes all eleven sectors represented in its parent index, the MSCI World Index. The relative sector weightings that are represented in the Underlying Index are determined as a result of the portfolio construction process described below.
The Trust also responds supplementally by stating that it has opted to satisfy the Staff’s comment by including alternative language to the examples provided in the comment. With respect to the term “world,” the Trust is comfortable that exposure across as many as 23 different countries is sufficient to demonstrate that the Fund’s assets are tied economically to a number of countries throughout the world. With respect to the term “carbon transition,” the Trust is comfortable that that investing at least 80% of the Fund’s net assets in the underlying index addresses the requirements of Rule 35d-1 since the underlying index is designed to represent the performance of companies in developed markets assessed to be sector leaders in the global transition to low carbon emissions. The Trust also notes that it has identified several examples of registered investment companies with names using these terms that have addressed the Staff’s concerns with language similar to what the Trust has chosen in response to this comment, or that use a different approach both from the Staff’s examples and the Trust’s approach.  Accordingly, the Trust believes its approach as represented in this response is consistent with industry practice.

4.Please finalize the Fees and Expenses Table and Example and include them in your response. Please supplementally explain how the Fund estimated Other Expenses and why such estimate is reasonable.
Response. The completed Fees and Expenses Table and Example are provided below. The Trust also confirms that because the Fund has a unitary fee structure there are no “Other Expenses” presented in the fee table.
Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.39%
Distribution and Service (Rule 12b-1) Fees	0.00%
Other Expenses	0.00%
Total Annual Fund Operating Expenses	0.39%

Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$40	$125
5.In the Principal Investment Strategies section, with respect to the first paragraph on page 2, the Staff notes the statement that the index is designed to represent the performance of companies “assessed to be sector leaders”. Please disclose how the index determines which sectors to invest in, sector weights and constituent weights.
Response: The Trust responds by adding the following sentence to the Fund’s Principal Investment Strategies disclosure:
The Underlying Index includes all eleven sectors represented in its parent index, the MSCI World Index. The relative sector weightings that are represented in the Underlying Index are determined as a result of the portfolio construction process described below.

6.In the Principal Investment Strategies section, with respect to the chart on page 2, please clarify the disclosure on Asset Stranding and United Nations Global Compact Principles so that investors may clearly understand the types of companies being excluded. Please briefly describe the United Nations Global Compact Principles.
Response: The Trust responds by revising the Fund’s Principal Investment Strategies disclosure as follows:

Asset Stranding
All companies classified in the Low Carbon Transition (LCT) category of Asset Stranding. This represents the potential for companies to experience “stranding,” referring to unanticipated or premature write-downs, of physical/natural assets due to regulatory, market, or technological forces arising from low carbon transition. For example, companies with assets tied to fossil fuels that are facing the impact of changes associated with decarbonizing the economy.

United Nations Global Compact Principles	All companies that fail to comply with the United Nations Global Compact Principles, which includes fundamental responsibilities in four areas: human rights, labor, environment, and anti-corruption.
7.In the Principal Investment Strategies section, with respect to the disclosure on page 3 describing the index construction process, the description is confusing to investors and does not give them insight into the construction process or the intended results of that process from a portfolio holdings perspective. Please revise the disclosure so that it is clear, concise and understandable.
Response: The Trust responds by revising the Fund’s Principal Investment Strategies disclosure as follows:
Each of the remaining companies in the Underlying Index Universe (collectively, the “Eligible Companies”) is then ranked within its sector based on the company’s “SASB-aligned ESG Score~~.~~,” which is a proprietary scoring methodology maintained by the Index Provider. ~~If two companies have the same SASB-aligned ESG score, then the company with the larger market cap receives the higher rank.~~ The SASB-aligned ESG Score for a company reflects the weighted average of a set of relevant “Key Issue Scores,” calculated by the Index Provider, that are aligned with SASB’s Materiality Map. Key Issue Scores applicable to a company are based on key issues relevant to the company’s sub-industry. For example, a company in the airlines sub-industry is scored based on the Key Issues of governance, carbon emissions, labor management, and product safety and quality, while a company in the consumer finance sub-industry is scored based on the key issues of consumer financial protection and privacy and data security. If two companies have the same SASB-aligned ESG score, then the company with the larger market cap receives the higher rank.
~~After all of the Eligible Companies are ranked, and a~~ At each annual reconstitution of the Underlying Index, Eligible Companies ~~from each sector~~ are selected for inclusion in the Underlying Index sector by sector based on their in-sector ranking and on the following order of priority within each sector until the cumulative market cap of a particular sector ~~Underlying Index~~ reaches 40% of the cumulative market cap of Eligible Companies in ~~the applicable~~ that sector:
1.Eligible Companies ~~in~~ with market caps within the top 25% ~~in~~ of the cumulative market cap of the applicable sector are added in the order of rank, including the first ~~security~~ Eligible Company that increases the cumulative market cap above 25%;
2.~~Eligible Companies in the~~ Current index constituents with market caps within the top 50% ~~in~~ of the cumulative market cap of the applicable sector are ~~added~~ included in the order of rank, including the first ~~security~~ current index constituent that increases the cumulative market cap above 50%;
3.Remaining Eligible Companies are added in the order of rank.

8.In the Principal Investment Strategies section, with respect to the paragraph directly preceding the chart on page 3, please briefly disclose the implications of a higher or lower Tilt Score on the underlying index weightings. Please also briefly disclose what “low carbon transition” signifies (e.g., the reduction of the carbon footprint to seek to reduce greenhouse emissions).
Response: The Trust responds by revising the Fund’s Principal Investment Strategies disclosure as follows:
Companies included in the Underlying Index are weighted based on the product of their market cap weight in the underlying Index Universe and a “Tilt Score” based on the company’s Low Carbon Transition (“LCT”) category. Low carbon transition refers to the global transition to a low carbon economy. The LCT category for each company is determined by MSCI ESG Research’s Low Carbon Transition Risk assessment, which is designed to identify potential leaders and laggards by holistically measuring companies’ exposure to and management of risks and opportunities related to the low carbon transition. Specifically, the LCT category groups companies into one of five categories that highlight the predominant risks and opportunities they are most likely to face in the transition. The table below lists the four categories that are used for the Tilt Score (companies in the Asset Stranding category are excluded from the Underlying Index). A higher Tilt Score results in a higher weighting in the Underlying Index.
9.In the Principal Investment Strategies section, with respect to the chart on page 3:
i.as “Asset Stranding” as a category is excluded from the underlying index, please delete this row and make corresponding changes to the table preamble, or supplementally, explain why a Tilt Score for this category is part of the weighting analysis if this category is excluded from the underlying index; and
ii.for the “Neutral” category, please explain how consumer staples and health care relate to lending or investment risk as described in the second column of this row.
Response: The Trust responds by removing the “Asset Stranding” category from the table and revising the preamble as shown in the response to Comment 8 above. In addition, the Trust responds by revising the Fund’s Principal Investment Strategies disclosure as follows:

Neutral	Limited exposure to low carbon transition carbon risk, though companies could have exposure to physical risk and/or, for instance in the case of financial services companies, indirect exposure to low carbon transition risk via lending or investment, for example.	Financial services, consumer staples, healthcare	1
10.In the Principal Investment Strategies section, with respect to the last sentence of the second to last paragraph of the section on page 4, please disclose whether the underlying index was concentrated in an industry or group of industries as of a recent date and if so please include the industry or group of industries.
Response: The Trust responds by revising the Fund’s Principal Investment Strategies disclosure as follows:
The Underlying Index is sponsored by MSCI, which is independent of the Fund and the Adviser. The Underlying Index Provider determines the composition and relative weightings of the securities in the Underlying Index and publishes information regarding the market value of the Underlying Index. The Fund will not concentrate its investments in an industry or group of industries (i.e., hold 25% or more of its total assets in the securities of companies in a particular industry or group of industries), except to the extent that the Underlying Index concentrates in a particular industry or group of industries. No such concentration existed as of March 31, 2022.

11.In the Principal Risks section:
i.please consider including a developed markets risk and any country specific risks as appropriate;
ii.please also consider disclosing the risk that ESG information and scores across third party data providers, indexes and other funds may differ and or be incomparable; and
iii.if the index is new, please consider adding additional risk disclosure addressing uncertainty about how the index may operate in various market conditions in response to financial, geopolitical or other shocks.
Response: The Trust responds by adding the following disclosure to the Principal Risks section:
Developed Markets Risk. Developed market countries generally tend to rely on the services sectors (e.g., the financial services sector) as the primary source of economic growth and may be susceptible to the risks of individual service sectors. Many developed market countries have heavy indebtedness, which may lead downward pressure on the economies of these countries. As a result, it is possible that interest rates on debt of certain developed countries may rise to levels that make it difficult for such countries to service high debt levels without significant help from other countries or from a central bank. Developed market countries generally are dependent on the economies of certain key trading partners. Changes in any one economy may cause an adverse impact on several developed countries.
***
ESG Risk. Applying ESG criteria to the investment process may exclude securities of certain issuers for non-investment reasons and therefore the Fund may forgo some market opportunities available to funds that do not use ESG criteria. In addition, ESG information and scores across third-party data providers, indices and other funds may differ and/or be incomparable.
***
New Index Risk. The Underlying Index is recently constituted and therefore there is uncertainty about how the Underlying Index may operate in various market conditions in response to financial, geopolitical or other shocks.
The Trust also responds by confirming supplementally that there are no country specific risks that currently warrant disclosure and therefore this portion of the Staff’s comment is respectfully declined.
12.In the Principal Risks section, with respect to Low Carbon Transition Investment Risk, as the underlying index also includes an ESG materiality factor as a screen, please consider expanding the risk to encompass ESG Risk as well.
Response: The Trust responds by directing the Staff to the existing “ESG Risk” disclosure which already addresses the risk of the Fund incorporating ESG into its portfolio construction process. Accordingly, the Trust respectfully declines to make this change.

13.In the Principal Risks section, with respect to Methodology Risk, please consider disclosing the risk that the underlying index methodology incorporates data and scores provided by third parties which may be unavailable or limited for certain issuers and please include disclosure regarding the consequences to the Fund as a result.
Response: The Trust responds by adding the following disclosure to the Principal Risks section:
Methodology Risks. The Index Provider relies on various sources of information to assess the criteria of issuers included in the Underlying Index, including information that may be based on assumptions and estimates. Neither the Fund nor the Index Provider can offer assurances that Underlying Index’s calculation methodology or sources of information will provide an accurate assessment of included issuers or that the included issuers will provide the Fund with the market exposure it seeks. In addition, the Underlying Index’s methodology incorporates data and scores provided by third-parties which may be unavailable or limited for certain issuers, which could result in the Underlying Index not achieving its objective.
SAI
14.In the section entitled Acceptance of Orders of Creation Units on page 36, in the first sentence please delete “absolute” before the word “right” for consistency with the SEC’s statements in the proposing and adopting release to Rule 6c-11.
Response: The Trust responds by confirming that the requested change has been made.
Part C
15.Please confirm that the Fund’s Rule 12b-1 Plan will be filed as an exhibit to the registration statement in accordance with disclosures in the Prospectus and Statement of Additional Information indicating that the Board has adopted a Rule 12b-1 Plan for this Fund.
Response: The Trust responds by confirming that the Fund’s Rule 12b-1 Plan will be filed as an exhibit to the registration statement.

* * * * * *

We trust that the above responses adequately address your comments. If you have any additional questions or require further information, please contact me at (414) 721-8328.

Sincerely,

/s/ John Hadermayer
John Hadermayer
Vice President
U.S. Bank Global Fund Services
as Administrator for the Trust

cc: Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP